RELIANCE Natural Resources
Anil Dhirubhai Ambani Group


10016048

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 22, 2010

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 22, 2010 intimating the date of Board meeting to consider and approve the Unaudited Financial Results of the Company for the quarter ended June 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 22, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013
Facsimile: 22723121, 2272 2037, 2272 2039
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs

Sub: **Unaudited Financial Results for the quarter ended June 30, 2010**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, July 30, 2010, *inter alia*, to consider and approve the Unaudited Financial Results of the Company for the quarter ended June 30, 2010.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 22, 2010

Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in
NSE Symbol : RNRL

Dear Sirs

Sub: **Unaudited Financial Results for the quarter ended June 30, 2010**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Friday, July 30, 2010, *inter alia*, to consider and approve the Unaudited Financial Results of the Company for the quarter ended June 30, 2010.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary